FILE No. 70-8895


                    SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549

                            AMENDMENT NO. 3 TO

                          APPLICATION/DECLARATION

                               ON FORM U-1

                                  Under

            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


NORTHEAST UTILITIES                          HOLYOKE WATER POWER COMPANY
174 Brush Hill Avenue                        1 Canal Street
West Springfield, MA 01090-0010              Holyoke, MA 01040

THE CONNECTICUT LIGHT AND                    PUBLIC SERVICE COMPANY
  POWER COMPANY                                OF NEW HAMPSHIRE
107 Selden Street                            1000 Elm Street
Berlin, CT 06037                             Manchester, NH 03101

WESTERN MASSACHUSETTS                        NORTH ATLANTIC
  ELECTRIC COMPANY                             ENERGY CORPORATION
174 Brush Hill Avenue                        1000 Elm Street
West Springfield, MA 01090-0010              Manchester, NH 03101


     (Names of companies filing this application and addresses
                        of principal offices)

                         NORTHEAST UTILITIES

               (Name of top registered holding company)

                           Jeffrey C. Miller
                        Assistant General Counsel
                    Northeast Utilities Service Company
                            107 Selden Street
                            Berlin, CT 06037

                (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jane P. Seidl                                David R. McHale
Senior Counsel                               Assistant Treasurer
Northeast Utilities Service                  Northeast Utilities Service
  Company                                      Company
107 Selden Street                            107 Selden Street
Berlin, CT 06037                             Berlin, CT 06037




    The Application/Declaration in this proceeding is hereby amended as follows:

     1.   The following exhibits are filed herewith:

D.1  CL&P Application to DPUC

D.2  Order of DPUC


                                SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned have duly caused this Application to be signed on behalf of each of them by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
THE CONNECTICUT LIGHT AND POWER COMPANY
WESTERN MASSACHUSETTS ELECTRIC COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
HOLYOKE WATER POWER COMPANY
NORTH ATLANTIC ENERGY CORPORATION


By: /S/David R. McHale
    Assistant Treasurer

Date: April 30, 1997